UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

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SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Navaid Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
21 E Euclid Ave   Suite 100
                                    (No. and Street)

Haddonfield   NJ   08033
     (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING
John Carney   609-238-9370   jcarney@navaidfinancial.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Siana Carr and O'Conner
                        (Name – if individual, state last, first, and middle name)

1500 Lancaster Ave   Paoli   PA   19301
(Address)   (City)   (State)   (Zip Code)
08/11/2009   3705
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, John Carney, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Navaid Financial Services, Inc., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President/ CFO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Financial Report

NAVAID FINANCIAL SERVICES, INC.

December 31, 2025

NAVAID FINANCIAL SERVICES, INC.

Financial Statements and Supplementary Financial Information
For the Year Ended December 31, 2025

and

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

INDEX

SIANA CARR O'CONNOR & LYNAM, LLP
Certified Public Accountants

1500 E. Lancaster Avenue, Suite 202
Paoli, PA 19301

*Phone: 610-296-4200 * Fax: 610-296-3659*
www.scolcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Navaid
Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Navaid Financial Services, Inc. as of December 31, 2025 the related statements of operations, changes in subordinated borrowings, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Navaid Financial Services, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Navaid Financial Services, Inc.'s management. Our responsibility is to express an opinion on Navaid Financial Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Navaid Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary financial information contained in Schedules I, II and II and notes to supplementary schedules on pages 11-14 has been subjected to audit procedures performed in conjunction with the audit of Navaid Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Navaid Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary financial information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Siana Carr O'Connor & Lynam, LLP

SIANA CARR O'CONNOR & LYNAM, LLP

We have served as Navaid Financial Services, Inc's auditor since 1995.

Paoli, PA
March 31, 2026

NAVAID FINANCIAL SERVICES, INC.
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	1,399,022
Deposits with clearing organization and others		1,860,874
Marketable debt securities, at fair value		9,304,436
Receivable from clearing organization		110,615
Accounts receivable from related party		23,819
Accrued interest receivable		82,114
Other assets		1,049
Total assets	$	12,781,929

Liabilities:		
Marketable debt securities (sold short), at fair value	$	81,258
Loan payable from shareholders		475,000
Accounts payable and accrued expenses		1,268,092
Accrued interest payable		471
Payable to clearing organization		9,316,521
Total liabilities		11,141,342
Subordinated borrowings		1,288,895
Shareholders' equity:		
Common stock ($.01 par value, 1,000 shares authorized, 106 shares issued and outstanding)		1
Additional paid-in capital		99,999
Retained earnings		251,692
Total shareholders' equity		351,692
Total liabilities and shareholders' equity	$	12,781,929

(The accompanying notes are an integral part of this financial statement.)

NAVAID FINANCIAL SERVICES, INC.
Statement of Operations
For the Year Ended December 31, 2025

Revenues:		
Trading gains and losses, net	$	1,215,908
Interest income		301,309
Commission income		34,336
Total revenues		1,551,553
Expenses:		
Commissions		472,264
Employee compensation and benefits		44,536
Interest expense		416,250
Clearing services		81,769
Technology services		100,586
Other expenses		221,553
Total expenses		1,336,958
Net income	$	214,595

(The accompanying notes are an integral part of this financial statement.)

NAVAID FINANCIAL SERVICES, INC.
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2025

Subordinated borrowings at January 1, 2025	$	1,288,895
2025 activity		-
Subordinated borrowings at December 31, 2025	$	1,288,895

(The accompanying notes are an integral part of this financial statement.)

NAVAID FINANCIAL SERVICES, INC.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2025

| | Common Stock | | Additional Paid-In | Retained | |
	Shares	Amount	Capital	Earnings	Total
January 01, 2025	106	$ 1	$ 99,999	$ 88,059	$ 188,059
Distributions	-	-	-	(50,961)	$ (50,961)
Net gain	-	-	-	214,594	$ 214,594
December 31, 2025	106	$ 1	$ 99,999	$ 251,692	$ 351,692

(The accompanying notes are an integral part of this financial statement.)

NAVAID FINANCIAL SERVICES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flows from operating activities:		
Net income	$	214,595
Adjustments to reconcile net income to net cash		
used by operating activities:		
(Increase) decrease in:		
Deposits with clearing organization and others		(11,624)
Marketable securities		(168,651)
Receivable from clearing organization		22,289
Accounts receivable from related party		6,981
Accrued interest receivable		152
Accured interst payable		471
Increase (decrease) in:		
Accounts payable and accrued expenses		(114,939)
Payable to clearing organization		(11,032)
Net cash used by operating activities		(61,758)
Cash flows from financing activities:		
Equity distribution		(50,962)
Net cash provided by financing activities		(50,962)
Net increase in cash		(112,720)
Cash - beginning of year		1,511,742
Cash - end of year	$	1,399,022
Supplemental cash flow information:		
Interest paid	$	416,250

(The accompanying notes are an integral part of this financial statement.)

(1) ORGANIZATION AND BACKGROUND

Navaid Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) pursuant to Section 17 of the Securities Exchange Act 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates on a fully-disclosed basis whereby we do not carry accounts for customers. The Company primarily trades in municipal bonds as proprietary transactions.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management's estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and commission expense

Proprietary securities transactions are recorded at fair value on the trade date, as if they had settled. Trading gains and losses arising from all securities transactions entered into for the account and risk of the Company, which are not within the scope of ASC 606, along with the related commission expense incurred, are also recorded on a trade date basis. Securities are valued using market value techniques as determined by management based on information provided by third parties and by analyzing inter-dealer trades on or around year-end for all positions held by the Company at year-end.

Income taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code of 1986 and comparable state tax provisions to be taxed as an S-Corporation. In lieu of corporation income taxes, the shareholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company files tax returns in the U.S. federal jurisdiction, certain states and cities. The Company is no longer subject to U.S. federal, state and local examinations by tax authorities for 2022 and prior.

Revenue Recognition

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Interest income, which is not within the scope of ASC 606, is recognized when earned.

Short Term Leases

Management has made an accounting policy election not to recognize right-of-use assets and lease liabilities that arise from short term leases for any class of underlying asset.

(3)   MARKETABLE DEBT SECURITIES

As described in Note 2, the Company values marketable securities at fair value in accordance with Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 820, *Fair Value Measurements*. Investments are classified as Level 1, which refers to unadjusted quoted prices in active markets for identical assets that are accessible at the measurement date; Level 2, which refers to inputs other than quoted prices included in Level 1 that are observable, either directly or indirectly; and Level 3, which refers to unobservable market inputs. The marketable securities held at December 31, 2025 consisted of municipal bonds and US Treasury bonds. All securities are classified as Level 2 investments within the fair value hierarchy and valued using a market value approach based on market prices of similar securities.

(4)   RELATED PARTY TRANSACTIONS

The Company provides brokerage services for a fund that is owned and managed by the Company's shareholders. The Company only charges the fund for the Company's expenses incurred. The Company's revenue from the fund was $34,336 for 2025 and is reflected in commission income. $23,819 and $30,800 were due from the fund at December 31, 2025 and 2024 respectively, and are reflected as accounts receivable from a related party. Additionally, the Company may buy/sell bonds from/to the fund at cost.

The Company's proprietary trading is performed by two traders who are also minority shareholders. The traders earn commissions on net gains and interest income less agreed upon expenses incurred by the Company. The Company incurred commissions of $472,264 in 2025 to these shareholders. Additionally, $1,231,488 is due to the traders at December 31, 2025.

A shareholder loan of $175,000 to the Company is on deposit with the clearing agent to increase trading capacity. The loan is unsecured, due on demand and bears interest at 25%. A trader's commissions are reduced by the amount of interest expense listed below. Interest expense for this loan was $44,448 in 2025.

A second shareholder loan of $300,000 to the Company is unsecured, due on demand and bears interest at 5%. Interest expense for this loan was $15,000 in 2025.

(5)   RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATION

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The receivable represents net trading gains earned in December. The amount payable to the clearing broker relates to securities purchased on margin. This balance is secured by the Company's proprietary investments and clearing deposit. The Company's agreement with the clearing broker allows them to borrow up to 6.6 times their investment balance, as of December 31, 2025 limited to $10,885,000. The payable balance incurs interest at the federal funds rate plus an applicable margin.

(6)   SUBORDINATED BORROWINGS

The borrowings under subordinated agreements consist of notes payable to two shareholders.   The notes have been renewed through October 2025 and include interest at 5%, which is payable monthly.   Interest expense was $64,445 for 2025.   The loans are secured with a deposit at the clearing organization.

(7)   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1.   At December 31, 2025, the Company had net capital, as defined, of $943,390 which was $826,378 in excess of its minimum required net capital of $117,012.   The Company's ratio of aggregate indebtedness to net capital was 1.86 to 1 as of December 31, 2025.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities.   The Company is exempt from this rule under Reg 240.15c3-3(k)(2)(ii) which provides an exemption for broker-dealers who operate on a fully-disclosed basis.   Therefore, the supplementary financial information in Schedules II and III on pages 12 and 13 are not applicable.

(8)   OFFICE LEASE

The Company leases office space on a yearly basis for $5,000 per year.   In February 2026, the lease was extended for an additional year.

(9)   RETIREMENT PLAN

The Company has a 401(k) plan which covers substantially all employees.   The Company may make discretionary matching contributions equal to a percentage of an employee's contributions, which are determined each year.   No contributions were made in 2025.

(10)   CONCENTRATION OF CREDIT RISK

Cash

The Company maintains its cash accounts at two financial institutions.   Balances are insured by the FDIC up to $250,000 per institution.   The uninsured cash balances totaled $899,022 at December 31, 2025.

Marketable debt securities

The Company's proprietary investments consist of municipal securities and US Treasury bond positions. At December 31, 2025, the balance was comprised of 56 securities, of which the 3 largest positions represented 30% of the total marketable securities balance.

Agreements with traders

The Company has agreements with two traders on a month to month basis, of which one trader executes a majority of all trades. If this trader were to terminate the agreement, the ongoing operations of the Company would be materially affected.

(11)   COMMITMENTS AND CONTINGINCIES

The SEC Division of Enforcement is conducting a formal investigation relating to the Company's compliance with certain regulatory requirements regarding municipal bond trading activity. The Company is cooperating with the SEC and has responded to the SEC's requests for information and documents.

At this stage, the SEC has not informed the Company whether it intends to pursue any enforcement action or other remedies. As a result, management, in consultation with legal counsel, cannot predict whether this matter will result in any unfavorable outcome, including enforcement action, fines, penalties, disgorgement, sanctions, limitations on business activities, or other remedies, nor can it reasonably estimate the amount or range of any possible loss, if any, that may result from this matter. Accordingly, no liability has been recorded in the accompanying financial statements related to this investigation.

The Company will continue to monitor developments and will recognize a liability and update these disclosures when a reasonable estimate of the loss or range of loss, if any, can be made.

(12)   SUBSEQUENT EVENTS

Management has evaluated subsequent events through the issuance of the financial statements.

SUPPLEMENTARY

FINANCIAL

INFORMATION

NAVAID FINANCIAL SERVICES, INC.
Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2025

Net capital:		
Total shareholders' equity	$	351,692
Add - subordinated borrowings allowable as net capital		1,288,895
Total capital and allowable subordinated borrowings		1,640,587
Less - total non-allowable assets	$	27,406
haircuts on securities		669,791
Net capital	$	943,390
Aggregate indebtedness	$	1,755,177
Total aggregate indebtedness	$	1,755,177
Computation of basic net capital requirement:		
Net capital requirement	$	117,012
Net capital		943,390
Excess of net capital	$	826,378
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	767,872
Ratio of aggregate indebtedness to net capital		1.86 to 1

NAVAID FINANCIAL SERVICES, INC.
Computation for Determination of Reserve Requirements
Under SEC Rule 15c3-3
December 31, 2025

Not applicable: The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to sub paragraph 15c3-3(k)(2)(ii), and therefore no "Computation for Determination of Reserve Requirement" under that rule has been provided.

NAVAID FINANCIAL SERVICES, INC.
Information Related to Possession or Control Requirements
Under SEC Rule 15c3-3
December 31, 2025

Not applicable: The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to sub paragraph 15c3-3(k)(2)(ii), and therefore no "Information Related to Possession or Control Requirements" under that rule has been provided.

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2025 FOCUS Part IIA filing.

Not Applicable: There are no material differences between the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2025 FOCUS Form X-17-A-5 Part IIA filing.

SIANA CARR O'CONNOR & LYNAM, LLP

Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

Phone: 610-296-4200 * Fax: 610-296-3659
www.scolcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Navaid
  Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption, in which (1) Navaid Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Navaid Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Navaid Financial Services, Inc. stated that Navaid Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Navaid Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Navaid Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Siana Carr O'Connor & Lynam, LLP

SIANA CARR O'CONNOR & LYNAM, LLP

Paoli, PA

March 31, 2026

Navaid Financial Services, Inc.
21 E. Euclid Ave
Haddonfield, NJ 08033

Statement of Exemption

Navaid Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5 , "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Navaid Financial Services, Inc.

I, John A. Carney, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: _____

President / CFO

03/31/2026